Exhibit 99.12

PRESS RELEASE

TotalEnergies Acquires Minority Stake in Xlinks Morocco-UK
Power Project

Paris, November 29, 2023 – TotalEnergies has invested £20 million to acquire a minority stake in Xlinks First Limited, a company founded in 2019 in the United Kingdom, joining fellow investors Octopus Energy and Abu Dhabi National Energy Company (TAQA).

Xlinks plans to develop a giant renewable project in Morocco (combining solar and wind) to supply green electricity to the United Kingdom through the installation of high-voltage direct current (HDVC) subsea cables, coupled with a large battery energy storage. Upon completion, the project is expected to deliver enough renewable, reliable and affordable electricity to power over 7 million British homes.

Simon Morrish, CEO of Xlinks, said: “We are excited to welcome Europe’s largest energy company to be a part of our ambitious vision to foster long distance power exchanges through this iconic partnership with the UK and Morocco. TotalEnergies’ investment goes far beyond capital, providing a rare combination of expertise in areas that meet the unique challenges we face. This marks a highly successful end to 2023 and will give us an even greater impetus to achieve our goals as we enter 2024.”

Vincent Stoquart, SVP Renewables at TotalEnergies, said: “We are delighted to join the Xlinks project and its other investors to support the development of such a pioneering and ambitious endeavor. This innovative project will benefit from our track record in developing large and complex integrated energy projects.”

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, and had a gross renewable electricity generation installed capacity of 17 GW. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Xlinks

Xlinks will harness the power of nature to generate a near-constant, low-cost energy supply and connect it to consumers in real-time.

The Xlinks Morocco-UK Power Project is a “first of a kind” project that will generate 11.5 GW of zero-carbon electricity from the sun and wind to deliver 3.6GW of reliable energy for an average of 19+ hours a day. The new electricity generation and battery storage facilities, located in renewable energy-rich Morocco, will be connected exclusively to Great Britain via 3,800km HVDC sub-sea cables. The project will provide low-cost, clean power to over 7 million British homes from the end of the decade. Once complete, the project will be capable of supplying 8% of Great Britain’s electricity needs.

Alongside the output from solar panels and wind turbines, an onsite 22.5GWh/5GW battery facility provides sufficient storage to reliably deliver a dedicated, near-constant source of flexible and predictable clean energy for the National Grid, designed to complement the renewable energy already generated across the UK.

The project is backed by investors including Octopus Energy and Abu Dhabi National Energy Company (TAQA).

For more information visit www.xlinks.co

X - @xlinks_uk

LinkedIn - https://www.linkedin.com/company/xlinks

Contact:

Nicholas Lamptey

Yellow Jersey PR on behalf of Xlinks

xlinks@yellowjerseypr.com

+44 7598 836132

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).